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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Initial Filing)
          __________________________________________________________
                           SUPERIOR FINANCIAL CORP.
                               (Name of Issuer)

                                 Common Stock
                           par value $0.01 per share
                        (Title of Class of Securities)

                               C. Stanley Bailey
                            Chief Executive Officer
                           Superior Financial Corp.
                              5000 Rogers Avenue
                          Fort Smith, Arkansas 72903
                                (501) 484-4305
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                August 13, 1999
            (Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of(S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 868161 10 0                                    PAGE   OF    PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alexander D. Warm
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      AF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
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      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          537,100     5.33%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             462,500     4.59%
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          537,100     5.33%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          462,500     4.59%
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      999,600    9.92%
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.92%
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      TYPE OF REPORTING PERSON*
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      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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Item 1.   Security and Issuer

               Common Stock, par value $0.01 per share

               Superior Financial Corp.
               5000 Rogers Avenue
               Fort Smith, Arkansas 72903

Item 2.   Identity and Background

               (a)  Alexander D. Warm

               (b)  Warm Bros. Construction
                    2335 Florence Avenue
                    Cincinnati, Ohio 45206
                    (business address)

               (c)  Chairman and CEO
                    Warm Bros. Construction
                    2335 Florence Avenue
                    Cincinnati, Ohio 45206

               (d)  Not Applicable

               (e)  Not Applicable

               (f)  United States


Item 3.   Source and Amount of Funds or Other Consideration

               The events which required this filing were the purchases of 50,000 shares, 50,000 shares and 50,000 shares of common stock of Superior Financial Corp. on August 13, 1999, August 16, 1999 and August 19, 1999, respectively, by Financial Stocks Private Equity Fund 1998, L.P. Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. Alexander D. Warm is a director of Financial Stocks, Inc. The source of the funds was the working capital of Financial Stocks Private Equity Fund 1998, L.P. The aggregate consideration for the three purchases was $1,809,000.

               Mr. Warm previously acquired beneficial ownership of 537,100 shares of common stock of Superior Financial Corp. in a private placement transaction that was consummated on April 1, 1998. Superior Financial Corp. registered its common stock under section 12(g) of the Securities Exchange Act of 1934 on January 5, 1999.

Item 4.   Purpose of Transaction

               The acquisitions of common stock which are the subject of this filing were made for general investment purposes.

                                       3
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Item 5.   Interest in Securities of the Issuer

               (a)  Aggregate Number and Percentage Beneficially Owned:*
                    --------------------------------------------------

                    Common Stock      999,600    9.92%

                    * Includes shares held by Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks, Inc, is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P.

               (b)  Power to Vote and Dispose of Shares:
                    -----------------------------------

                    Alexander D. Warm has the sole power to vote and to dispose of the 537,100 shares directly owned by him. As a director of Financial Stocks, Inc., Mr. Warm has shared power to vote and dispose of the 150,000 shares held by Financial Stocks Private Equity Fund 1998, L.P. and the 312,500 shares held by Vine Street Exchange Fund, L.P.

               (c)  Transactions During the Past 60 Days:
                    ------------------------------------

                    Alexander D. Warm has not personally traded any common stock of Superior Financial Corp. in the last 60 days.

                    Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 13, 1999 for $12.06 per share on the open market. Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 16, 1999 for $12.06 per share on the open market. Financial Stocks Private Equity Fund 1998, L.P. purchased 50,000 shares of Superior Financial Corp. common stock on August 19, 1999 for $12.06 per share on the open market.

               (d)  Rights of Other Persons with Respect to Securities:
                    --------------------------------------------------

                    Not Applicable.

               (e)  Sale on Which Reporting Person Ceased to be Beneficial
                    Owner:
                    ------------------------------------------------------

                    Not Applicable.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

          Financial Stocks, Inc. is the general partner of Financial Stocks Private Equity Fund 1998, L.P. and Vine Street Exchange Fund, L.P. Financial Stocks Private Equity Fund 1998, L.P. owns 150,000 shares of common stock of Superior Financial Corp. Vine Street Exchange Fund, L.P. owns 312,500 shares of common stock of Superior Financial Corp. Steven N. Stein, John M. Stein, Alexander D. Warm and Stanley L. Vigran are the directors and shareholders of Financial Stocks, Inc. Steven N. Stein and John M. Stein are brothers. Steven N. Stein owns 577,600 shares of common stock of Superior Financial Corp. John M. Stein is a director of Superior Financial Corp. and owns 168,800 shares of its common stock. Alexander D. Warm owns 537,100 shares of common stock of Superior Financial Corp. Stanley L. Vigran owns 30,000 shares of common stock of Superior Financial Corp.

          Steven N. Stein disclaims any beneficial ownership of the stock held by any of John M. Stein, Alexander D. Warm and Stanley L. Vigran. John
          M. Stein disclaims any beneficial ownership of the stock held by any of Steven N. Stein, Alexander D. Warm and Stanley L. Vigran. Alexander
          D. Warm disclaims any beneficial ownership of the stock held by any of Steven N. Stein, John M. Stein or Stanley L. Vigran. Stanley L. Vigran


                                       4
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          disclaims any beneficial ownership of the stock held by any of Steven
          N. Stein, John M. Stein or Alexander D. Warm.

Item 7.   Material Filed as Exhibits

               Not Applicable.


Signatures
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          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   August 20, 1999



                                   /s/ Alexander D. Warm
                                   ------------------------------
                                   Alexander D. Warm

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